AMENDED NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

Item 1	Names of the Parties to the Transaction

Paramount Energy Trust (the "Trust"), Paramount Energy Operating Corp., Perpetual Energy Inc. and unitholders of the Trust completed a plan of arrangement (the "Arrangement") pursuant to Section 193 of the Business Corporations Act (Alberta).

Item 2	Description of the Transaction

Pursuant to a series of transactions pursuant to the Arrangement, the Arrangement resulted in the reorganization of the Trust into a corporation called "Perpetual Energy Inc." ("Perpetual") that owns all of the assets and assumed all of the existing liabilities of the Trust.  Pursuant to the Arrangement, the Trust was dissolved and terminated.

Pursuant to the Arrangement, holders ("Unitholders") of trust units ("Trust Units") of the Trust received, through a series of transactions, one common share of Perpetual ("Common Shares") for each one Trust Unit held.

In addition, as a result of the Arrangement, holders of each of the 6.50%, 7.00% and 7.25% convertible unsecured subordinated debentures of the Trust (collectively, the "Debentures") are now entitled to receive Common Shares, rather than Trust Units, on the basis of one (1) Common Share in lieu of each Trust Unit which it was previously entitled to receive, on conversion of such Debentures and the Debentures were assumed by Perpetual.

Item 3	Effective Date of the Transaction
June 30, 2010
Item 4	Names of each Party, if any, that ceased to be a Reporting Issuer subsequent to the Transaction and of each Continuing Entity
The Trust was dissolved and terminated pursuant to the Arrangement. Perpetual became a reporting issuer in all jurisdictions in which the Trust was a reporting issuer.
Item 5	Date of the Reporting Issuer's First Financial Year-End Subsequent to the Transaction
The first financial year end of Perpetual subsequent to the Arrangement is December 31, 2010.
Item 6	Periods, Including Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer's First Financial Year Subsequent to the Transaction

The Trust's financial year end was December 31.  As the Trust was dissolved and terminated, it will no longer be required to file financial statements.

Perpetual will account for the Arrangement as a continuity of interests. Perpetual's first financial year-end after the effective date of the Arrangement will be December 31, 2010.  For its first financial year after the effective date of the Arrangement, Perpetual will file audited consolidated financial statements for the year ending December 31, 2010 and unaudited consolidated financial statements for the six and nine month periods ending June 30 and September 30, 2010.  The comparative periods for these financial statements will be, respectively, the audited consolidated financial statements of the Trust for the year ended December 31, 2009 and the unaudited consolidated financial statements of the Trust for the six and nine month periods ended June 30 and September 30, 2009.

Item 7	Documents Filed under National Instrument 51-102 that Describe the Transaction
The information circular and proxy statement mailed to Unitholders in connection with the approval of the Arrangement can be found on SEDAR at www.sedar.com.